UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________________________
FORM 11-K
_____________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission File Number 001-33642
_____________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
MASIMO CORPORATION
RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
MASIMO CORPORATION
40 Parker
Irvine, California 92618

MASIMO CORPORATION
RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the 401(k) Committee of the
Masimo Corporation Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Masimo Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2013 and December 31, 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used, and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and December 31, 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ GRANT THORNTON LLP
Los Angeles, California
June 24, 2014

MASIMO CORPORATION
RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2013	2012
ASSETS
Cash	$9,413	$8,193
Investments, at fair value, participant directed
Pooled separate accounts	42,207,637	31,378,244
Mutual funds	2,973,933	2,337,893
Masimo Corporation common stock	3,038,253	2,585,479
Total investments, at fair value, participant directed	48,219,823	36,301,616
Investments, at fair value, non-participant directed
Principal Financial Group common stock	61,391	35,507
Receivables
Participant contributions	—	104,472
Employer contributions	—	47,119
Notes receivable from participants	589,906	540,648
Total receivables	589,906	692,239
Net assets available for benefits	$48,880,533	$37,037,555
The accompanying notes are an integral part of these financial statements.

MASIMO CORPORATION
RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2013
Additions to net assets
Contributions
Participant deferral contributions	$4,616,626
Participant rollover contributions	460,116
Employer contributions	1,500,705
Total contributions	6,577,447
Investment income
Dividends	44,776
Net appreciation in fair value of investments	8,051,069
Total investment income	8,095,845
Interest income on notes receivable from participants	29,905
Total additions to net assets	14,703,197
Deductions from net assets
Distributions to participants	2,851,184
Plan administrative expenses	9,035
Total deductions from net assets	2,860,219
Net increase in net assets available for benefits	11,842,978
Net assets available for benefits, at beginning of year	37,037,555
Net assets available for benefits, at end of year	$48,880,533
The accompanying notes are an integral part of these financial statements.

MASIMO CORPORATION
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. Description of the Plan
The following description of the Masimo Corporation Retirement Savings Plan (the Plan) is provided for general information purposes only. Plan participants should refer to the Plan document for more complete information.
General
The Plan is a cash deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended, or the Code, covering U.S. employees of Masimo Corporation, or the Company or Masimo, or one of its U.S. subsidiaries. The Plan was established for the purpose of providing retirement benefits for U.S. employees of the Company. The Plan is intended to qualify as a profit sharing plan under Section 401(a) of the Code with a salary reduction feature qualified under Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, or ERISA. The Plan is administered by the 401(k) Committee, members of which are appointed by the Company’s Board of Directors. Principal Life Insurance Company is a fiduciary of the Plan and also serves as the record keeper to maintain the individual accounts of each Plan participant. The Plan was originally adopted in April 1995, and has been amended at various times through December 2013, including an amendment in February 2008, which added Masimo’s common stock as an additional investment option to Plan participants.
Eligibility
Employees who are at least 18 years of age and on the U.S. payroll of the Company or its U.S. subsidiaries are eligible to participate in the Plan as of the first date of employment with the Company or one of its U.S. subsidiaries.
Contributions
Employees may elect to defer a percentage of their eligible compensation into the Plan. Compensation deferrals cannot exceed the maximum deferral, as determined by the Internal Revenue Service (IRS) each year. Such deferral limitation was $17,500 in 2013 and employees who attained the age of 50 on or before December 31, 2013 were eligible to make catch-up contributions of up to $5,500 during that respective Plan year.
During the year ended December 31, 2013, the Company matched 100% of a participant’s salary deferral, up to a maximum deferral of 3% of each participant’s compensation for the pay period. The Company’s maximum aggregate matching contribution per participant was $7,650 in 2013. The Company has the right under the Plan to discontinue or modify its matching contributions at any time. In order to be eligible for matching contributions, a participant need not complete any service requirement.
Principal Life Insurance Company, the asset custodian, maintains an account in the name of each participant. Each eligible participant’s account is credited with (a) the participant’s contributions, (b) the Company’s matching contributions, and (c) an allocation of interest, dividends and any change in the market value of the various investment funds. Plan earnings, by investment fund, are allocated daily by the asset custodian on the basis of the ratio that each eligible participant’s account balance in the fund bears to the total account balances of all participants in the respective fund.
The Company may also make discretionary contributions to the Plan in such amounts as determined by resolution of the Board of Directors. There were no discretionary contributions for the year ended December 31, 2013.
Investment Options
Participants direct the investment of their contributions and the Company’s matching contributions into various investment options offered by the Plan. The Plan currently offers investments in pooled separate accounts (PSAs) maintained by Principal Life Insurance Company, in selected mutual funds and in Masimo’s common stock.
Vesting
Participant contributions are fully vested when made.
Participants in the Plan receive vesting credit for the Company’s matching contributions based upon years of service, beginning with the date of employment with the Company or one of its subsidiaries, as follows:

MASIMO CORPORATION
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)

Years of Service (whole years)	Vesting
Less than 2	0%
2	50%
3	75%
4 or more	100%
Distributions and Payments of Benefits
The normal retirement age is 65. Participants who incur a termination of employment prior to their normal retirement age are entitled to that portion of their Plan benefits earned to date, with vesting based upon the whole years of service credited as of the date of termination.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.
Forfeitures
Forfeitures of terminated participants’ non-vested account balances may be used to pay administrative expenses or to reduce employer matching contributions. During the year ended December 31, 2013, no forfeitures were used to pay administrative expenses and $141,937 of forfeitures were used to reduce employer matching contributions. As of December 31, 2013 and 2012, the unallocated forfeiture balance was $2,565 and $9,220, respectively.
Administrative Expenses
Administrative expenses, which consist primarily of fees on notes receivable from participants, were paid directly from participants' accounts. Certain administrative costs of the Plan were paid by the Company and not paid out of Plan assets.
Notes Receivable from Participants
Notes receivable from participants are secured by the participant’s account balance and may not exceed the lesser of 50% of the participant’s account balance or $50,000 in the aggregate for any individual participant. The term of the note may not exceed five years. Notes bear interest at fixed annual rates that are computed as the prime interest rate plus two percent on the date the note is processed. At December 31, 2013, the annual interest rate of all notes outstanding was 5.25%. At December 31, 2012, the annual interest rate of all notes outstanding was between 5.25% and 9.25%. Principal and interest are paid ratably through payroll deductions.
2. Summary of Significant Accounting Policies
Basis of Accounting
The Plan’s financial statements are prepared on the accrual basis, in conformity with accounting principles generally accepted in the United States of America (GAAP).
Investments
Investments are primarily held in PSAs by Principal Life Insurance Company as asset custodian. Units of PSAs are valued at estimated fair values determined by the custodian, which represent the net asset value of units held by the Plan at year end. Other investments, including selected mutual funds and Masimo common stock, are valued at the quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is accrued on the ex-dividend date. In connection with the demutualization of the Principal Mutual Holding Company in December 2001, the Plan received 1,245 shares of Principal Financial Group (PFG) common stock. The PFG common stock is a non-participant directed investment and is valued at quoted market prices. See Note 6 below for more details.

MASIMO CORPORATION
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and changes therein, and disclosure of contingent assets at the date of the financial statements. Significant estimates are made in determining fair value of investments in PSAs. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan assets consist of various investments which are exposed to a number of risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for Plan benefits and the statement of changes in net assets available for Plan benefits.
Payment of Benefits
Benefit payments to participants are recorded when paid.
Contributions
Contributions made by participants and the employer are recorded on an accrual basis. Contributions are recognized during the period in which the related compensation was earned.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.
3. Fair Value Measurements
The authoritative guidance describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•
Level 2—Inputs other than Level 1 that are observable, either directly or indirectly; such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active; or other inputs that can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The PSAs are funds that are only available to the clients of Principal Life Insurance Company. The net asset value of a PSA is based on the market value of its underlying investments and is not a publicly-quoted price in an active market. These fair values are generally obtained from third party pricing services or determined through the use of valuation models or methodologies (including matrix pricing), using substantially all observable inputs. Prices are validated through an investment analyst review process including direct interaction with external sources, recent trade activity or through the use of internal models. As of December 31, 2013 and 2012, there are no unfunded commitments related to the PSAs. Also, the PSAs may be redeemed on a daily basis with no redemption restrictions, and investments in any class can be transferred once every 30 days at the current net asset value per share based on the fair value of the underlying assets. Participants are not allowed to transfer back into that originating class until the 30-day period has expired. New contributions are allowed during this time period.
The PSAs in the large U.S. equity investment class seek to invest a majority of assets in common stocks of companies with large market capitalizations (those with market capitalizations similar to a Russell 1000 Index or S&P 500 Index) at the time of purchase.
The PSAs in the small/mid U.S. equity investment class seek to invest a majority of assets in common stocks of companies with medium or small market capitalizations (those with market capitalizations similar to a Russell MidCap Index, Russell 2000 Index or S&P SmallCap 600 Index) at the time of purchase.

MASIMO CORPORATION
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)

The PSAs in the international equity investment class seek to invest a majority of assets in companies (1) with their principal place of business or principal office outside of the United States, (2) for which the principal securities trade on a foreign exchange, (3) with small to medium market capitalizations and (4) that derive 50% or more of their total revenue from goods or services produced or sold outside of the United States.
The PSAs in the balanced/asset allocation investment class seek a total return consisting of long term growth of capital and current income. The PSA invests in underlying domestic and foreign equity, real estate investments and fixed income funds according to an asset allocation strategy designed for investors having various investment time horizons.
The PSA in the short term fixed income investment class seeks a high level of current income consistent with preservation of principal and maintenance of liquidity. It invests in a portfolio of high quality, short term money market instruments. The investments are U.S. Dollar denominated securities that the sub-advisor believes present minimal credit risks.
The PSAs in the fixed income investment class invest primarily in fixed securities such as asset backed securities, commercial and residential mortgage backed securities, corporate bonds or commercial real estate, which includes mortgage loans that are backed by the associated properties.
There were no transfers of investments between Level 1 and Level 2 inputs during the year ended December 31, 2013.
The following tables represent the Plan’s fair value hierarchy for its investments:

	Fair Value Measurements as of December 31, 2013
Investment Class	Level 1	Level 2	Level 3	Total
Pooled Separate Accounts:
Large U.S. Equity	$—	$9,113,071	$—	$9,113,071
Small/Mid U.S. Equity	—	10,437,143	—	10,437,143
International Equity	—	4,367,765	—	4,367,765
Balanced/Asset Allocation	—	12,110,887	—	12,110,887
Short Term Fixed Income	—	3,007,146	—	3,007,146
Fixed Income	—	3,171,625	—	3,171,625
Mutual Funds:
Large U.S. Equity	1,089,514	—	—	1,089,514
Fixed Income	1,884,419	—	—	1,884,419
Masimo Common Stock	3,038,253	—	—	3,038,253
Principal Financial Group Common Stock	61,391	—	—	61,391
Total	$6,073,577	$42,207,637	$—	$48,281,214

	Fair Value Measurements as of December 31, 2012
Investment Class	Level 1	Level 2	Level 3	Total
Pooled Separate Accounts:
Large U.S. Equity	$—	$6,494,238	$—	$6,494,238
Small/Mid U.S. Equity	—	7,154,155	—	7,154,155
International Equity	—	4,122,840	—	4,122,840
Balanced/Asset Allocation	—	8,238,001	—	8,238,001
Short Term Fixed Income	—	2,794,499	—	2,794,499
Fixed Income	—	2,574,511	—	2,574,511
Mutual Funds:
Large U.S. Equity	365,828	—	—	365,828
Fixed Income	1,972,065	—	—	1,972,065
Masimo Common Stock	2,585,479	—	—	2,585,479
Principal Financial Group Common Stock	35,507	—	—	35,507
Total	$4,958,879	$31,378,244	$—	$36,337,123

MASIMO CORPORATION
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)

4. Investments
The fair values of individual investments that represent 5% or more of the Plan’s net assets available for benefits were as follows:

	As of December 31,
Investment	2013	2012
Principal Lifetime 2030	$5,094,301	$3,482,550
Principal Large Cap S&P 500 Index	3,484,022	2,340,590
Masimo Common Stock	3,038,253	2,585,479
Principal Money Market	3,007,146	2,794,499
Principal Mid Cap Blend	2,962,128	2,325,231
Principal Lifetime 2040	2,888,512	2,046,570
Principal Diversified International	2,552,528	2,047,293
Principal Lifetime 2020	2,439,028	**
PIMCO Total Return R Fund	**	1,972,065
Principal International Emerging Markets	**	2,075,547
 **Amount represents less than 5% of the Plan’s net assets available for benefits as of the applicable year end.
The Plan’s investments, including gains and losses on investments sold during the year, appreciated in value as follows:

Description	Year Ended December 31, 2013
Pooled Separate Accounts	$7,065,439
Mutual Funds	77,008
Masimo Common Stock	882,738
Principal Financial Group Common Stock	25,884
Net appreciation in fair value of investments	$8,051,069
5. Party in Interest Transactions
Transactions in shares of Masimo’s common stock qualify as exempt party-in-interest transactions under the provisions of ERISA, since Masimo is the Plan administrator. During the year ended December 31, 2013, the Plan made purchases of $892,652 and sales of $1,322,616 of Masimo’s common stock on behalf of Plan participants.
Certain Plan investments are shares of PSAs managed by Principal Global Investors and/or Principal Financial Advisors, which along with Principal Life Insurance Company are members of PFG. Principal Life Insurance Company is also the trustee, custodian and record keeper as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Purchases and sales of these accounts and the underlying investments comprising these accounts are open market transactions at fair market value. Such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA and applicable exemptions promulgated thereunder. Additionally, management fees and operating expenses charged to the Plan for investments in PSAs are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
In connection with the demutualization of the Principal Mutual Holding Company in December 2001, the Plan received 1,245 shares of the PFG common stock. These shares have not been allocated to current or previous participants in the Plan and are non-participant directed. See Note 6 for further details.
6. Principal Financial Group Common Stock Investment
In connection with the demutualization of the Principal Mutual Holding Company in December 2001, the Plan received 1,245 shares of PFG common stock at a cost of $0. Since this demutualization, the number of shares of PFG common stock has neither increased nor decreased. These shares have not been allocated to current or previous participants in the Plan and are non-participant directed.

MASIMO CORPORATION
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)

7. Tax Status of the Plan
As of December 31, 2007, the Plan’s adoption of a prototype plan document included the opinion of the IRS that the sponsored prototype plan was a qualified benefit plan under the Code. The Plan was amended in February 2008. In June 2009, the Plan administrator received a favorable determination letter from the IRS stating that the Plan, as amended, was qualified under Section 401(a) of the Code; therefore, the Plan was exempt from taxation. The Plan has been amended at various times since then. In February 2014, the Plan administrator received a favorable determination letter from the IRS stating that the Plan, as amended through December 2012, was qualified under Section 401(a) of the Code; therefore, the Plan was exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. While the plan was also amended in April 2013, which was subsequent to the date of amendments covered by the favorable determination letter received in February 2014, the Plan administrator believes the Plan has been operated in compliance with the applicable requirements of the Code and therefore believes that the Plan, as amended, is qualified under Section 401(a) of the Code and the related trust is tax-exempt as of December 31, 2013 and December 31, 2012.
In accordance with GAAP, Plan management is required to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan’s tax returns generally remain open for IRS audit for three years from the filing date.

MASIMO CORPORATION
RETIREMENT SAVINGS PLAN

Supplementary Information Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) As of December 31, 2013

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Value
	Pooled Separate Accounts:
*	Principal Life Insurance Company	Principal Large Cap Value I (78,005 shares)	$1,384,238
*	Principal Life Insurance Company	Principal Large Cap S&P 500 Index (43,142 shares)	3,484,022
*	Principal Life Insurance Company	Principal Large Cap Blend II (82,921 shares)	1,565,404
*	Principal Life Insurance Company	Principal Large Cap Growth I (61,909 shares)	1,087,594
*	Principal Life Insurance Company	Principal Large Cap Growth II (101,685 shares)	1,591,813
*	Principal Life Insurance Company	Principal Mid Cap Value I (34,782 shares)	1,931,071
*	Principal Life Insurance Company	Principal Mid Cap Blend (20,502 shares)	2,962,128
*	Principal Life Insurance Company	Principal Mid Cap Growth III (57,472 shares)	1,280,213
*	Principal Life Insurance Company	Principal Small Cap Value II (35,521 shares)	789,958
*	Principal Life Insurance Company	Principal Small Cap S&P 600 Index (49,011 shares)	2,010,688
*	Principal Life Insurance Company	Principal Small Cap Growth I (73,632 shares)	1,463,085
*	Principal Life Insurance Company	Principal International Emerging Markets (32,913 shares)	1,815,237
*	Principal Life Insurance Company	Principal Diversified International (35,207 shares)	2,552,528
*	Principal Life Insurance Company	Principal Lifetime Strategic Income (8,568 shares)	155,472
*	Principal Life Insurance Company	Principal Lifetime 2010 (19,590 shares)	386,724
*	Principal Life Insurance Company	Principal Lifetime 2020 (113,673 shares)	2,439,028
*	Principal Life Insurance Company	Principal Lifetime 2030 (234,619 shares)	5,094,301
*	Principal Life Insurance Company	Principal Lifetime 2040 (129,887 shares)	2,888,512
*	Principal Life Insurance Company	Principal Lifetime 2050 (53,046 shares)	1,146,850
*	Principal Life Insurance Company	Principal Money Market (59,316 shares)	3,007,146
*	Principal Life Insurance Company	Principal Bond and Mortgage (1,238 shares)	1,323,930
*	Principal Life Insurance Company	Principal U.S. Property (2,551 shares)	1,847,695
	Total Pooled Separate Accounts		42,207,637

	Mutual Funds:
	MFS	Value R2 Fund (33,086 shares)	1,089,514
	PIMCO	Total Return R Fund (176,279 shares)	1,884,419
	Total Mutual Funds		2,973,933

	Common Stock:
*	Masimo Corporation	103,943 shares	3,038,253
*	Principal Financial Group	1,245 shares	61,391

	Other:
*	Notes receivable from participants	Interest rate of 5.25% with scheduled maturity dates between May 2014 and December 2018	589,906
			$48,871,120
* Indicate a party-in-interest to the Plan.
Column (d), cost, has been omitted, as all investments are participant directed, except for Principal Financial Group common stock, for which the cost is $0.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator of the Masimo Corporation Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MASIMO CORPORATION RETIREMENT SAVINGS PLAN

Date: June 24, 2014	By:	/s/ MARK P. DE RAAD
Mark P. de Raad
Executive Vice President and Chief Financial Officer of Masimo Corporation, Plan Trustee of Masimo Corporation Retirement Savings Plan

EXHIBIT INDEX

Exhibit Number	Description of Document
23.1	Consent of Independent Registered Public Accounting Firm – Grant Thornton LLP